August 11, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Amanda Kim

Re: Transuite.org Inc.
Amendment No. 2 to Registration Statement on Form S-1

Filed June 15, 2021
File No. 333-255178

Ladies and Gentlemen:

This letter is being furnished by Transuite.org Inc. (the “Company”) in response to comment contained in the letter dated June 29, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michal Wisniewski, President of the Company, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-255178) that was submitted to the Commission on July 15, 2021 (the “Amendment No. 2”). The Company is submitting Amendment No. 3 to the Company’s Registration Statement (“Amendment No. 3”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments. The responses below have been organized in the same order the Commission’s comments were organized. The page references in the Company’s response are to Amendment No. 3 as marked.

Amendment No. 2 to Form S-1

General

Comment No. 1 We note your response to comment 2. Please revise your entire prospectus to make clear the current state of your business. In this regard, please describe your new customer agreements and file the agreements as exhibits to the registration statement.

RESPONSE: The Company has updated ‘Description of Business’ section of the Form S-1 in order for it to contain actual information in regard to the business.

Sincerely,

/s/ Michal Wisniewski
Michal Wisniewski